UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    Form N-8F
                      Application pursuant to Section 8(f)
                  of the Investment Company Act of 1940 ("Act")
                            and Rule 8f-1 thereunder
                        for Order Declaring that Company
                     Has Ceased to be an Investment Company.

I.    GENERAL IDENTIFYING INFORMATION

1.    Reason fund is applying to deregister:

      [ ]    Merger
      [X]    Liquidation
      [ ]    Abandonment of Registration
             (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
      [ ]    Election of status as a Business Development Company
             (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund:

      Mercury QA Equity Series, Inc.

3.    Securities and Exchange Commission File No.:

      811-09611

4.    Is this an initial Form N-8F or an amendment to a previously filed
      Form N-8F?

      [X]    Initial Application        [ ]    Amendment

5.    Address of Principal Executive Office:
      800 Scudders Mill Road
      Plainsboro, NJ  08536

6. Name, address and telephone number of the individual the Commission staff should contact with any questions regarding this form:

      Maria Gattuso, Esq.
      Shearman & Sterling
      599 Lexington Avenue
      New York, New York  10022-6069
      Tel:  (212) 848-7164

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7.    Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules
      31a-1 and 31a-2 under the Act:

      The records held in accordance with rules 31a-1 and 31a-2 are kept by the Applicant, its Custodian, its Investment Adviser and its Transfer Agent:

      Applicant:                            Custodian:

      Mercury QA Equity Series, Inc.        JPMorgan Chase Bank
      800 Scudders Mill Road                4 Chase Metrotech Center, 18th Floor
      Plainsboro, NJ  08536                 Brooklyn, NY  11245
      Tel: (609) 282-2800                   Tel: (212) 270-6000

      Applicant's Investment Adviser:       Transfer Agent:

      Fund Asset Management, L.P.,          Financial Data Services, Inc.
      doing business as Mercury Advisors    4800 Deer Lake Drive East
      800 Scudders Mill Road                Jacksonville, FL  32246-6484
      Plainsboro, NJ  08536                 Tel: (888) 763-2260
      Tel: (609) 282-2800

8.    Classification of fund:

      [X]    Management Company
      [ ]    Unit investment trust
      [ ]    Face-amount certificate company

9.    Subclassification if the fund is a management company:

      [X]    Open-end                   [ ]    Closed-end

10.   State law under which the fund was organized or formed:

      Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      Investment Adviser:

      Fund Asset Management, L.P.,
      doing business as Mercury Advisors
      800 Scudders Mill Road
      Plainsboro, New Jersey 08536

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12.   Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

      FAM Distributors, Inc.
      (formerly, Princeton Funds Distributor,
      Inc. and Merrill Lynch Funds Distributor, a division of Princeton Funds Distributor, Inc.)
      P.O. Box 9081
      Princeton, New Jersey  08543-9081

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositor's name(s) and address(es):

            Not applicable.

      (b)   Trustee's name(s) and address(es):

            Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

      [ ]   Yes      [X]   No

      If Yes, for each UIT state:

      Name(s):

      File No.:  811- _______

      Business Address:

15.   (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

      [X]   Yes      [ ]   No

      If Yes, state the date on which the board vote took place:

            January 14, 2002

            If  No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [ ]   Yes     [X]   No

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            If Yes, state the date on which the shareholder vote took place:

            If No, explain:

            It was determined that shareholder approval was not required under Maryland law.

II.   DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [X]   Yes      [ ]   No

      (a)   If Yes, list the date(s) on which the fund made those distributions:

            Liquidated on 3/28/2002. Final dividend payable on 3/18/02.

      (b)   Were the distributions made on the basis of net assets?

            [X]   Yes      [ ]   No

      (c)   Were the distributions made pro rata based on share ownership?

            [X]   Yes      [ ]   No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   Liquidations only:

            Were any distributions to shareholders made in kind?

            [ ]    Yes     [X]   No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:

      Not applicable.

      Has the fund issued senior securities?

      [ ]   Yes      [ ]   No

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      If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [X]   Yes      [ ]   No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      (b)   Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [ ]   Yes      [X]   No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20.   Does the fund have any assets as of the date this form is filed?

      [X]   Yes      [ ]   No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

            Mercury QA Large Cap Core Fund: Cash $ 4421.70, stocks valued at $243; Mercury QA Large Cap Growth Fund: Cash $3256.55; Mercury QA Large Cap Value Fund: Cash $1153.46; Mercury QA Mid Cap Fund: Cash $1839.28; Mercury QA International Fund: Stocks valued at $1439.62, dividends receivable $ 3645.76, reclaims receivable $8787.09, cash $31.81.

      (b)   Why has the fund retained the remaining assets?

            Assets and liabilities are comprised of outstanding receivables and payables. Cash was left to cover outstanding liabilities in excess of receivables as of liquidation date.

      (c)   Will the remaining assets be invested in securities?

            [ ]   Yes      [X ]   No

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21.   Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [X]   Yes      [ ]   No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

            Mercury QA Large Cap Core Fund: Accrued expenses payable $4662.61; Mercury QA Large Cap Growth Fund: Accrued expenses payable $3251.78; Mercury QA Large Cap Value Fund: Accrued expenses payable $1151.20; Mercury QA Mid Cap Fund: Accrued expenses payable $1839.94; Mercury QA International Fund: Accrued expenses payable $3962.98, cash deficit $5409.22.

      (b) How does the fund intend to pay these outstanding debts or other liabilities?

            The fund will pay debts with remaining cash balances and cash from outstanding receivables.


IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:

            (i)   Legal expenses:                                   $  35,713.80

            (ii)  Accounting expenses:                              $  _________
            (iii) Other expenses (list and identify separately):

                  Printing:                                         $  _________
                  Mailing:                                          $  _________
                  Other: (Liquidation tax
                  Returns - $5,300 per fund)                        $  31,800.00
            (iv)  Total expenses (sum of lines (i) - (iii) above):  $  67,513.80

      (b)   How were those expenses allocated?

            Expenses were allocated to each Fund on a pro rata basis.

      (c)   Who paid those expenses?

            Expenses are paid for by the Funds. Fund Asset Management, L.P. will incur any expenses in excess of accrued expenses.

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      (d)   How did the fund pay for unamortized expenses (if any)?

            To be paid for by Fund Asset Management, L.P.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [ ]   Yes      [X]   No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

      [ ]   Yes      [X]   No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ ]   Yes      [X]   No

      If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY

      Not Applicable

26.   (a)   State the name of the fund surviving the Merger:

      (b) State the Investment Company Act file number of the fund surviving the Merger: 811-_________

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION


      The undersigned states that:


      (i)   he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Mercury QA Equity Series, Inc.

      (ii) he is the Vice President and Treasurer of Mercury QA Equity Series, Inc.

      (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

      The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

      /s/ Donald C. Burke                      10/7/02
      ----------------------------             ------------------------
      Donald C. Burke                          Date
      Vice President and Treasurer

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